SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

Filed by the registrant ☒

Filed by a party other than the registrant ☐

Check the appropriate box:

☐ Preliminary proxy statement

☐ Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2).

☒ Definitive proxy statement.

☐ Definitive additional materials.

☐ Soliciting material pursuant to §240.14a-12.

The Finish Line, Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

June 18, 2002

Dear Stockholder:

You are cordially invited to attend the 2002 Annual Meeting of Stockholders of The Finish Line, Inc. on Thursday, July 18, 2002 at 9:00 a.m., to be held at Finish Line Corporate Office, 3308 N. Mitthoeffer Rd, Indianapolis, IN 46235. Members of your Board of Directors and management look forward to greeting those stockholders who are able to attend.

The accompanying Notice and Proxy Statement describe the matters to be acted upon at the meeting.

It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend, please sign, date and mail the enclosed proxy card at your earliest convenience. If you attend the meeting, you may withdraw your proxy and vote in person.

Your interest and participation in the affairs of the Company are greatly appreciated.

Respectfully,

Alan H. Cohen,
Chairman of the Board
and Chief Executive Officer

TABLE OF CONTENTS


THE FINISH LINE, INC.
3308 North Mitthoeffer Road
Indianapolis, Indiana 46235

Notice of Annual Meeting of Stockholders
to be held July 18, 2002


TO THE STOCKHOLDERS OF THE FINISH LINE, INC.:

Notice is hereby given that the 2002 Annual Meeting of Stockholders of The Finish Line, Inc. to be held at Finish Line Corporate Office, 3308 N. Mitthoeffer Rd, Indianapolis, IN 46235 on Thursday, July 18, 2002 at 9:00 a.m., will be conducted for the following purposes:

1. To elect seven directors;
2. To approve and adopt the 2002 Stock Incentive Plan of The Finish Line, Inc.; and
3. To transact such other business as may properly come before the meeting or any adjournments thereof.

Only stockholders of record at the close of business on May 24, 2002, will be entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.


By Order of the Board of Directors,

[signature: Gary D. Cohen]

Gary D. Cohen,
Executive Vice President
General Counsel and Secretary


Indianapolis, Indiana
June 18, 2002

YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

THE FINISH LINE, INC.
3308 N. Mitthoeffer Road
Indianapolis, Indiana 46235

———————————————

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
JULY 18, 2002

———————————————

GENERAL INFORMATION

This Proxy Statement and the accompanying Notice of Annual Meeting and Proxy Card are being mailed on or about June 18, 2002 in connection with the solicitation of proxies by the Board of Directors of The Finish Line, Inc. ("TFL" or the "Company") for use at the 2002 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at Finish Line Corporate Office, 3308 N. Mitthoeffer Rd., Indianapolis, IN 46235, on Thursday, July 18, 2002, at 9:00 a.m., and any adjournment or postponement thereof. At the Annual Meeting, the Company's stockholders will be asked to elect seven directors, to approve and adopt the 2002 Stock Incentive Plan, and to vote on such other matters as may properly come before the Annual Meeting.

Throughout this Proxy Statement, fiscal 2002, fiscal 2001 and fiscal 2000 represent the fiscal years ended March 2, 2002, March 3, 2001 and February 26, 2000, respectively.

Persons Making the Solicitation

The Company is making this solicitation and will bear the expenses of preparing, printing and mailing proxy materials to the Company's stockholders. In addition, proxies may be solicited personally or by telephone or fax by officers or employees of the Company, none of whom will receive additional compensation therefrom. The Company will also reimburse brokerage houses and other nominees for their reasonable expenses in forwarding proxy materials to beneficial owners of the Class A Common Stock.

Voting at the Meeting

Stockholders of record at the close of business on May 24, 2002 of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and Class B Common Stock, par value $.01 per share ("Class B Common Stock"), are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. On that date, 20,123,610 shares of Class A Common Stock and 4,350,810 shares of Class B Common Stock were outstanding and entitled to vote. Each outstanding share of Class A Common Stock entitles the holder thereof to one vote and each outstanding share of Class B Common Stock entitles the holder to ten votes.

In the election of directors, the seven nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

The Company believes that abstentions should be counted for purposes of determining whether a quorum is present at the Annual Meeting for the transaction of business. In the absence of controlling precedent to the contrary, the Company intends to treat abstentions with respect to the election of directors in this manner. The Company intends to count broker non-votes as present or represented for purposes of determining the presence or absence of a quorum for the transaction of business.

Stockholders do not have the right to cumulate their votes in the election of directors.

Revocability of Proxy

A proxy may be revoked by a stockholder prior to the voting at the Annual Meeting by written notice to the Secretary of the Company, by submission of another proxy bearing a later date or by voting in person at the Annual Meeting. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the Annual Meeting of a stockholder who has appointed a proxy will not revoke the prior appointment. If not revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions indicated on the Proxy Card by the stockholders or, if no instructions are indicated, will be voted FOR the slate of directors described herein, for the approval and adoption of the 2002 Stock Incentive Plan and, as to any other matter that may be properly brought before the Annual Meeting, in accordance with the judgment of the proxy.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 24, 2002 information relating to the beneficial ownership of the Company's common stock by each person known to the Company to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock or Class B Common Stock, by each director or nominee for director, by each of the executive officers named below, and by all directors and executive officers as a group.

Name	Beneficial Ownership as of May 24, 2002				
	Class A		Class B		
	Number of Shares (1)(2)	% of Class (3)	Number of Shares (1)	% of Class (3)	Total Shares
Alan H. Cohen	382,501(4)	1.9%	1,756,063(7)	40.4%	2,138,564
David I. Klapper	539,123(5)	2.6%	1,528,600(8)	35.1%	2,067,723
Larry J. Sablosky	164,783(6)	(12)	1,066,147(9)	24.5%	1,230,930
Steven J. Schneider	55,260(10)	(12)	—	—	55,260
Gary D. Cohen	40,625(10)	(12)	—	—	40,625
Glenn S. Lyon	—	—	—	—	—
George S. Sanders	52,750(10)	(12)	—	—	52,750
Donald E. Courtney	42,250(10)	(12)	—	—	42,250
Michael L. Marchetti	32,150(10)	(12)	—	—	32,150
Kevin S. Wampler	30,200(10)	(12)	—	—	30,200
Kevin G. Flynn	15,600(10)	(12)	—	—	15,600
Robert A. Edwards	32,900(10)	(12)	—	—	32,900
James B. Davis	21,950(10)	(12)	—	—	21,950
Joseph L. Gravitt	25,900(10)	(12)	—	—	25,900
Roger C. Underwood	7,200(10)	(12)	—	—	7,200
Jonathan K. Layne	20,000(10)	(12)	—	—	20,000
Jeffrey H. Smulyan	64,000(10)	(12)	—	—	64,000
Stephen Goldsmith	15,000(10)	(12)	—	—	15,000
Bill Kirkendall	7,000(10)	(12)	—	—	7,000
FMR Corp. 82 Devonshire Street Boston, MA 02109	1,832,500(11)	9.0%	—	—	1,832,500
Dimensional Fund Advisors 1299 Ocean Ave., 11th Floor Santa Monica, CA 90401	1,618,100(11)	7.9%	—	—	1,618,100
Husic Capital Management 555 California Street, Ste. 2900 San Francisco, CA 94104	1,574,000(11)	7.7%	—	—	1,574.000
Advisory Research, Inc. 180 N. Stetson St., Ste. 5780 Chicago, IL 60601	1,489,447(11)	7.3%	—	—	1,489,447
Wasach Advisors, Inc. 150 Social Hall Avenue Salt Lake City, UT 84111	1,082,684(11)	5.3%	—	—	1,082,684
All directors and executive officers as a group (19 persons)	1,549,192	7.6%	4,350,810	100.0%	5,900,002

(1)   Each executive officer and director has sole voting and investment power with respect to the shares listed, unless otherwise indicated, and the address for the executive officers and directors is: 3308 N. Mitthoeffer Road, Indianapolis, Indiana 46235.

(2)   If shares of Class B Common Stock are owned by the named person or group, excludes shares of Class B Common Stock convertible into a corresponding number of Class A Common Stock.

(3) The shares owned by each person, or by the group, and the shares included in the total number of shares outstanding have been adjusted, and the percentage owned (where such percentage exceeds 1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

(4) Includes 53,850 shares gifted to a private family foundation, which is controlled by the named person, and includes 328,651 shares held as trustee for a trust for the benefit of his children.

(5) Includes 83,550 shares gifted to a private family foundation, which is controlled by the named person, and includes 455,572 shares held as trustee of a trust for the benefit of his children. In addition, includes one share held by a family partnership in which Mr. Klapper serves as a general partner.

(6) Includes 55,800 shares gifted to a private family foundation, which is controlled by the named person.

(7) Includes 38,850 shares of Class B Common Stock held as trustee of a trust for the benefit of his minor children.

(8) Includes 48,550 shares of Class B Common Stock held by a family partnership in which Mr. Klapper serves as general partner.

(9) Includes 427,526 shares of Class B Common Stock held by a family partnership in which Mr. Sablosky serves as general partner, and 7,210 shares of Class B Common Stock held by Mr. Sablosky's spouse.

(10) Includes the following shares issuable upon exercise of options which are exercisable within 60 days of May 24, 2002:

Steven J. Schneider	50,150
Gary D. Cohen	34,125
George S. Sanders	52,750
Donald E. Courtney	40,150
Michael L. Marchetti	30,150
Kevin S. Wampler	30,200
Kevin G. Flynn	15,400
Robert A. Edwards	31,700
James B. Davis	21,950
Joseph L. Gravitt	23,700
Roger C. Underwood	7,200
Jonathan K. Layne	20,000
Jeffrey H. Smulyan	38,000
Stephen Goldsmith	15,000
Bill Kirkendall	7,000

(11) This information is based solely on Schedule 13G's filed with the Securities Exchange Commission, copies of which were provided to the Company. The respective dates of the Schedule 13G's are as follows:

FMR Corp	02/14/02
Dimensional Fund Advisors	02/12/02
Husic Capital Management	02/11/02
Advisory Research, Inc.	02/12/02
Wasach Advisors, Inc.	02/15/02

(12) Less than 1% of the shares of Class A Common Stock outstanding.

ELECTION OF DIRECTORS
(Item 1 on your Proxy)

A board of seven directors is to be elected at the 2002 Annual Meeting. The persons named in the Proxy Card as proxies for this meeting will vote in favor of each of the following nominees as directors of the Company unless otherwise indicated by the stockholder on the Proxy Card. Directors elected at the 2002 Annual Meeting will hold office until the next annual meeting of stockholders of the Company, and until their successors are duly elected and qualified, except in the event of their death, resignation, or removal. Management has no reason to believe that any of the nominees will be unable or unwilling to serve if elected. If any nominee should become unavailable prior to the election, the accompanying Proxy Card will be voted for the election in his or her stead of such other person as the Board of Directors may recommend.

Nominees

The nominees for election as directors of the Company are Alan H. Cohen, David I. Klapper, Larry J. Sablosky, Jonathan K. Layne, Jeffrey H. Smulyan, Stephen Goldsmith and Bill Kirkendall. Each of such persons currently serves as a director of the Company. See "Management—Executive Officers and Directors" for additional information concerning the nominees.

Board of Directors' Recommendation

The Board of Directors unanimously recommends that stockholders vote FOR the slate of nominees set forth above. Proxies solicited by the Board of Directors will be so voted unless stockholders specify otherwise on their Proxy Cards.

5

MANAGEMENT

Executive Officers and Directors

The executive officers, directors and nominees for director of the Company are as follows:

Name	Age	Position	Executive Officer or Director Since
Alan H. Cohen	55	Chairman of the Board, President and CEO	1976
David I. Klapper	53	Senior Executive Vice President, Director	1976
Larry J. Sablosky	53	Senior Executive Vice President, Director	1982
Steven J. Schneider	46	Executive Vice President-COO, CFO and Asst. Secretary	1989
Gary D. Cohen	50	Executive Vice President-General Counsel, Secretary	1997
Glenn S. Lyon	52	Executive Vice President - Chief Merchandise Officer	2001
George S. Sanders	44	Executive Vice President-Real Estate and Store Development	1994
Donald E. Courtney	48	Executive Vice President-CIO and Distribution	1989
Michael L. Marchetti	51	Executive Vice President-Store Operations	1995
Kevin S. Wampler	39	Senior Vice President-CAO and Asst. Secretary	1997
Kevin G. Flynn	38	Senior Vice President-Marketing	1997
Robert A. Edwards	40	Senior Vice President-Distribution	1997
James B. Davis	39	Senior Vice President-Real Estate	1997
Joseph L. Gravitt	42	Senior Vice President-Store Personnel	1998
Roger C. Underwood	32	Senior Vice President-Information Systems	2001
Jonathan K. Layne	48	Director	1992
Jeffrey H. Smulyan	54	Director	1992
Stephen Goldsmith	54	Director	1999
Bill Kirkendall	48	Director	2001

Mr. Alan H. Cohen, a co-founder of the Company, has served as Chairman of the Board, President and Chief Executive Officer of the Company since May 1982. Since 1976, Mr. Cohen has been involved in the athletic retail business as principal co-founder of Athletic Enterprises, Inc. (one of the predecessor companies of the Company). Mr. Cohen is an attorney, and practiced law from 1973 through 1981. Mr. Cohen is the brother of Gary D. Cohen.

Mr. David I. Klapper, a co-founder of the Company, has served as a director of the Company since May 1982. Mr. Klapper has also served as Senior Executive Vice President of the Company since April 2000. Prior to his current position, Mr. Klapper served as Executive Vice President from May 1982 to April 2000. Since 1976, Mr. Klapper has been involved in the athletic retail business as principal co-founder of Athletic Enterprises, Inc. (one of the predecessor companies of the Company).

Mr. Larry J. Sablosky, a co-founder of the Company, has served as a director of the Company since May 1982. Mr. Sablosky has also served as Senior Executive Vice President of the Company since April 2000. Prior to his current position, Mr. Sablosky served as Executive Vice President from May 1982 to April 2000. Prior to 1982, Mr. Sablosky was employed in a family retail business for over 10 years. Mr. Sablosky has been involved in the retail industry for over 26 years.

Mr. Steven J. Schneider has served as Executive Vice President, Chief Operating Officer, Chief Financial Officer and Assistant Secretary since April 2001. Mr. Schneider also served as Executive Vice President-Finance, Chief Financial Officer and Assistant Secretary of the Company from April 2000 to April 2001. Mr. Schneider also served as Senior Vice President-Finance, Chief Financial Officer and Assistant Secretary of the Company from March 1997 to April 2000 and as Vice President-Finance and Chief Financial Officer of the Company from April 1989 to March 1997. From August 1984 to March 1989, Mr. Schneider was employed as Assistant Controller for Paul Harris Stores, Inc. a women's apparel retailer. Mr. Schneider, a Certified Public Accountant, was employed by a national accounting firm for two years and has been engaged in various financial positions in the retail industry for over 20 years.

Mr. Gary D. Cohen has served as Executive Vice President-General Counsel and Secretary since April 2000. Mr. Cohen also served as Senior Vice President-General Counsel and Secretary of the Company from his employment in July 1997 to April 2000. Mr. Cohen also has served as Secretary for the Company since July 1998. From April 1990 to July 1997, Mr. Cohen was a Senior Partner in the law firm of Cohen and Morelock. During the 15 years preceding his joining the Company, Mr. Cohen represented the Company regarding real estate matters. From 1978 to 1990 Mr. Cohen held associate partnership positions with various law firms. At the present time, Mr. Cohen retains an "Of Counsel" position with Cohen and Morelock. Mr. Cohen is the brother of Alan H. Cohen.

Mr. Glenn S. Lyon has served as Executive Vice President and Chief Merchandise Officer since September 2001. Prior to joining the Company he served as President/CEO of Paul Harris Stores, Inc. from March 2000 to February 2001. From October 1995 to February 2000 he held positions as President and General Merchandising Manager of Modern Woman Stores, a Division of the American Retail Group. Mr. Lyon also spent eight years with TJX Company as Senior Vice President and Executive Vice President of Merchandising and Marketing. Mr. Lyon started his career in February 1973 at Macy's N.Y. where he spent ten years in various merchandising positions.

Mr. George S. Sanders has served as Executive Vice President-Real Estate and Store Development since April 2000. Mr. Sanders also served as Senior Vice President-Real Estate and Store Development of the Company from March 1997 to April 2000 and as Vice President-Real Estate and Store Construction since April 1994. From February 1993 to April 1994, Mr. Sanders served as Director of Real Estate of the Company. From 1983 to February 1993, Mr. Sanders was employed by Melvin Simon and Associates, a real estate developer and manager. At the time Mr. Sanders left Melvin Simon and Associates, he held the position of Sr. Leasing Representative.

Mr. Donald E. Courtney has served as Executive Vice President-Chief Information Officer-Distribution since April 2000. Mr. Courtney also served as Senior Vice President-MIS and Distribution of the Company from March 1997 to April 2000 and as Vice President-MIS and Distribution of the Company since August 1989. From August 1988 to August 1989, Mr. Courtney served as Director of MIS and Distribution for the Company. From August 1976 to August 1988, Guarantee Auto Stores, Inc., an automotive retailer, employed Mr. Courtney. At the time Mr. Courtney left Guarantee Auto Stores, he held the position of Vice President-MIS and Distribution. Mr. Courtney has been involved in the retail industry for over 20 years.

Mr. Michael L. Marchetti has served as Executive Vice President-Store Operations since April 2000. Mr. Marchetti also served as Senior Vice President-Store Operations of the Company from March 1997 to April 2000 and as Vice President-Store Operations since September 1995. From May 1990 to September 1995, Mr. Marchetti was employed as Regional Vice President of Champs Sports, a division of Footlocker, Inc. Mr. Marchetti has been involved in the retail industry for over 25 years.

Mr. Kevin S. Wampler has served as Senior Vice President, Chief Accounting Officer and Assistant Secretary since April 2001. Mr. Wampler also served as Senior Vice President-Corporate Controller and Assistant Secretary of the Company from April 2000 to April 2001. Mr. Wampler also served as Vice President-Corporate Controller and Assistant Secretary of the Company from March 1997 to April 2000. Mr. Wampler is a CPA and has been employed by the Company since June 1993 as Corporate Controller. Mr. Wampler was previously employed by a national accounting firm from July 1986 to May 1993. At the time Mr. Wampler left the national accounting firm, he held the position of Audit Manager.

Mr. Kevin G. Flynn has served as Senior Vice President-Marketing since April 2000. Mr. Flynn also served as Vice President-Marketing of the Company from March 1997 to April 2000. Mr. Flynn has been employed by the Company since November 1994 and prior to election as an officer, held the position of Marketing Director. Mr. Flynn was previously employed from July 1992 to November 1994 as Associate Media Director for Caldwell Van Riper, a regional advertising agency.

Mr. Robert A. Edwards has served as Senior Vice President-Distribution since April 2000. Mr. Edwards also served as Vice President-Distribution of the Company from March 1997 to April 2000. Mr. Edwards has been employed by the Company since June 1983 and prior to his election as an officer, held the position of Director of Distribution.

Mr. James B. Davis has served as Senior Vice President-Real Estate since April 2000. Mr. Davis also served as Vice President-Real Estate of the Company from October 1997 to April 2000. Mr. Davis has been employed by the Company since October 1996 and prior to his election as an officer, held the position of Director of Leasing. Mr. Davis was previously employed as Vice President-Leasing for JMB Urban, (a real estate developer and manager) from January 1993 to October 1996.

Joseph L. Gravitt has served as Senior Vice President-Store Personnel since April 2000. Mr. Gravitt also served as Vice President-Store Personnel of the Company from July 1998 to April 2000. Mr. Gravitt has been employed by the Company since December 1982. Prior to his election as an officer, Mr. Gravitt held the position of Director of Store Operations for the Company.

Roger C. Underwood has served as Senior Vice President-Information Systems since April 2001. Mr. Underwood also served as Vice President-Information Systems of the Company from May 2000 to April 2001. Mr. Underwood has been employed by the Company since January 1992. Prior to his election as an officer, Mr. Underwood held the position of Director of Information Systems for the Company.

Jonathan K. Layne has served as a director of the Company since June 1992. Mr. Layne has been a partner of the law firm of Gibson, Dunn & Crutcher LLP since 1987, where he specializes in corporate and securities law matters. Mr. Layne was an associate with Gibson, Dunn & Crutcher LLP from 1979 to 1986.

Jeffrey H. Smulyan has served as a director of the Company since June 1992. Mr. Smulyan is CEO, Chairman of the Board, and President of Indianapolis-based Emmis Communications Corporation, which he founded in 1981. Emmis owns and operates 23 radio stations, 15 network-affiliated television stations, and award-winning regional and specialty magazines around the country. Smulyan, a former director of the National Association of Broadcasters and former Chairman of the Board of Directors of the Radio Advertising Bureau and sits on the Board of Trustees of Ball State University and the University of Southern California. In 2000, Smulyan was honored with the American Women in Radio and Television's Silver Satellite Award, the National Association of Broadcasters' National Radio Award, and as Radio Ink's "Radio Executive of the Year." He is the former owner of the Seattle Mariners baseball team.

Mr. Stephen Goldsmith has served as a director of the Company since July 1999. Mr. Goldsmith is a partner with the law firm of Baker & Daniels in Indianapolis since January 2000. Mr. Goldsmith served as Mayor of the City of Indianapolis, Indiana from January 1992 until December 1999. Mr. Goldsmith has previous leadership and academic experience which include Chairman, Center for Civic Innovation, Manhattan Institute; Honorary Co-Chairman, National Council for Public-Private Partnerships; Research Fellow in Criminal Justice and Management, Harvard University's Kennedy School of Government; and Assistant and Adjunct Professor, Indiana University's School of Public and Environmental Affairs. Mr. Goldsmith is also a member of the Board of Directors of Consolidated Products Inc., an owner, operator and franchiser of Steak 'n Shake restaurants.

Bill Kirkendall has served as a director of the Company since July 2001. Mr. Kirkendall has been President and Chief Executive Officer of Orlimar Golf Company, a manufacturer and distributor of golf equipment, since October 1999. Kirkendall was President and CEO of Tretorn of N.A., Inc., a distributor and licensee of athletic footwear, from 1998 to 1999. Mr. Kirkendall was a driving force with Etonic Inc., a distributor, manufacturer, and licensee of athletic footwear and apparel from 1982 to 1998, holding the following positions: Sales Representative from 1982 to 1985, National Sales Manager from 1985 to 1986, Vice President from 1986 to 1988, Senior Vice President from 1988 to 1989, Executive Vice President from 1989 to 1991, and President from 1991 to 1998. Mr. Kirkendall was Vice President of Golden Brothers Inc., a long haul trucking company from 1976 to 1982.

Each director holds office until the next annual meeting of stockholders or until his successor has been elected and qualified. Officers are appointed by and serve at the discretion of the Board of Directors. Unless otherwise stated, there are no family relationships among any directors or executive officers of the Company.

Meetings and Committees of the Board of Directors

The Board of Directors held five (5) meetings in fiscal 2002 and all directors attended at least 75 percent of the meetings of the Board and Board Committees of which they were members.

The Board of Directors has three (3) committees. The Audit Committee is comprised of Messrs. Goldsmith, Smulyan and Kirkendall, Chair. The Compensation and Stock Option Committee is comprised of Messrs. Kirkendall and Layne. The Finance Committee is comprised of Messrs. Klapper and Layne. The Company does not have a nominating committee nor any committee performing such functions.

The Audit Committee met two (2) times during fiscal 2002. The Audit Committee is composed of independent directors for which information regarding the functions performed by the Committee and its membership is set forth in the "Report of the Audit Committee," included in this annual proxy statement. The Audit Committee is governed by a written charter approved by the Board of Directors.

The Compensation and Stock Option Committee met three (3) times during fiscal 2002. The Compensation and Stock Option Committee focuses on executive compensation, the Administration of the Company's stock option and stock purchase plans and making decisions on the granting of discretionary bonuses.

The Finance Committee met one (1) time during fiscal 2002. The Finance Committee focuses on overseeing the management by the officers of the Company's investments and working capital.

EXECUTIVE COMPENSATION

The following Summary Compensation Table shows compensation paid by the Company for services rendered during fiscal years 2002, 2001 and 2000 for the person who was Chief Executive Officer at the end of the last fiscal year and the four most highly compensated executive officers of the Company ("Named Officers") whose salary and bonus exceeded $100,000 in fiscal 2002.

SUMMARY COMPENSATION TABLE

| | | | | | Long Term Compensation | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Annual Compensation Salary ($)	Bonus ($)(1)	Restricted Stock Award (s) ($)	Securities Underlying Options/SAR's (#)	LTIP Payouts ($)	All other Compensation ($)(2)
Alan H. Cohen	2002	305,030	240,364	—	—	—	19,238
Chairman of the Board,	2001	295,000	187,620	—	—	—	14,783
President and CEO	2000	265,000	15,900	—	—	—	17,537
Steven J. Schneider	2002	259,000	127,558	—	41,500	—	16,890
Exec. Vice President,	2001	242,000	96,195	—	—	—	14,783
COO, CFO & Asst. Secretary	2000	220,000	8,800	—	18,000	—	17,537
Gary D. Cohen	2002	240,922	118,654	—	41,500	—	16,842
Exec. Vice President,	2001	233,000	92,618	—	—	—	14,783
General Counsel & Secretary	2000	211,750	8,470	—	18,000	—	17,537
George S. Sanders	2002	229,548	113,052	—	41,500	—	16,806
Exec. Vice President,	2001	222,000	88,245	—	—	—	14,783
Real Estate and	2000	202,000	8,080	—	18,000	—	17,537
Store Development							
Donald E. Courtney	2002	205,000	100,963	—	41,500	—	17,004
Exec. Vice President	2001	193,600	76,956	—	—	—	14,783
IS & Distribution	2000	176,000	7,040	—	18,000	—	17,537

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(1) Cash bonuses for services rendered in each fiscal year have been listed in the year earned; however the amounts listed were actually paid in the subsequent fiscal year.

(2) The stated amounts are Company contributions to The Finish Line, Inc. 401K and Profit Sharing Plan.

Director Compensation

Directors who are employees of the Company are not compensated for serving as directors. Directors who are not employees of the Company are paid $3,500 per annum and an additional $3,500 per meeting for attending regular meetings of the Board of Directors and are reimbursed for expenses incurred in attending regular, special and committee meetings. In addition, Directors who are not employees of the Company receive options to purchase 3,000 shares of Class A Common Stock upon their first election to the Board and an additional 4,000 options for each year they serve on the Board.

OPTION GRANTS IN LAST FISCAL YEAR

The following table contains information with respect to options to purchase the Company's Class A Common Stock granted during fiscal 2002 to the Named Officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
Name	Number of Securities Underlying Options Granted #(3)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5%	10%
Alan H. Cohen	—	—	—	—	—	—
Steven J. Schneider	15,000(1)	1.5%	$16.31	02/02/2012	$153,859	$389,909
Steven J. Schneider	9,000(2)	0.9%	$ 1.00	02/02/2012	$230,105	$371,735
Steven J. Schneider	17,500(1)	1.7%	$ 7.99	04/26/2011	$ 87,935	$222,845
Gary D. Cohen	15,000(1)	1.5%	$16.31	02/02/2012	$153,859	$389.909
Gary D. Cohen	9,000(2)	0.9%	$ 1.00	02/02/2012	$230,105	$371.735
Gary D. Cohen	17,500(1)	1.7%	$ 7.99	04/26/2011	$ 87,935	$222,845
George S. Sanders	15,000(1)	1.5%	$16.31	02/02/2012	$153,859	$389,909
George S. Sanders	9,000(2)	0.9%	$ 1.00	02/02/2012	$230.105	$371.735
George S. Sanders	17,500(1)	1.7%	$ 7.99	04/26/2011	$ 87,935	$222,845
Donald E. Courtney	15,000(1)	1.5%	$16.31	02/02/2012	$153,859	$389,909
Donald E. Courtney	9,000(2)	0.9%	$ 1.00	02/02/2012	$230,105	$371.735
Donald E. Courtney	17,500(1)	1.7%	$ 7.99	04/26/2011	$ 87,935	$222,845

1. Vest 10% after one year, an additional 20% after two years, an additional 30% after three years and the remaining 40% vest after four years following the date of grant. The exercise price of these options was equal to the fair market value of the Company's Class A Common Stock on the date of grant.
2. Vest 100% after four years following the date of grant.
3. Options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment.
4. Potential realizable value is based on the assumption that the common stock price appreciates at the annual rate shown (compounded annually) from the grant date until the end of the ten-year option term. This value is calculated based on requirements of the Securities and Exchange Commission and does not reflect the Company's estimate of future stock price growth.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

Shown below is information with respect to the exercise in 2002 of options to purchase the Company's Class A Common Stock by the five Named Officers and the unexercised options to purchase the Company's Class A Common Stock under the Incentive Plan (as defined herein).

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/	Unexercisable	In-the-Money Options/SARs at FY-End ($)(1) Exercisable/	Unexercisable
Alan H. Cohen	—	—	—	—	—	—
Steven J. Schneider	10,000	116,294	48,400	58,100	359,680	446,733
Gary D. Cohen	1,800	17,450	35,975	58,100	148,602	446,733
George S. Sanders	—	—	61,000	58,100	496,155	446,733
Donald E. Courtney	25,000	199,060	48,400	58,100	365,930	446,733

(1)   Represents the difference between the closing price of the Company's Class A Common Stock on Nasdaq® on March 2, 2002 ($16.25) and the exercise price of the options.

COMPENSATION AND STOCK OPTION COMMITTEE REPORT

Scope of Committee's Work

The Compensation and Stock Option Committee of the Board of Directors (the "Committee") administers the Company's 1992 Employee Stock Incentive Plan, as amended (and will administer the Company's 2002 Stock Incentive Plan), reviews the Company's compensation plans, programs and policies for executive officers, monitors the performance and compensation of executive officers and other key employees and makes appropriate recommendations and reports to the full Board of Directors concerning matters of executive compensation.

Summary of Compensation Policies for CEO and Executive Officers

The Company's philosophy is to maintain compensation programs which attract, retain and motivate senior management with economic incentives which are directly linked to financial performance and increased stockholder value. The key elements of the Company's executive compensation program consist of a base salary, potential for an annual bonus directly linked to overall Company performance and the grant of stock options and other stock incentive awards intended to encourage achievement of superior results over time and to directly align executive officer and stockholder economic interests.

CEO Compensation

The Committee believes the Chief Executive Officer's compensation should be heavily influenced by Company performance. The Committee also considers the level of compensation paid to the chief executive officers of comparable companies as part of its calculation of the compensation to be paid to the Company's Chief Executive Officer. For the last three fiscal years, Mr. Alan H. Cohen, the Company's Chief Executive Officer, was compensated at an annualized rate of $305,030, $295,000 and $265,000 respectively. See "Executive Compensation-Summary Compensation Table". In April 2001, the Committee established a performance bonus program for Mr. Cohen (as well as for the Company's other senior executive officers), which, for the fiscal year ended March 2, 2002, was based on four factors:

1.   Increase in 2002 operating income before taxes (excluding repositioning charge/reversals) as compared to 2001 operating income before taxes (excluding repositioning charge/reversals)

2.   Same store sales increases

3.   Total sales increases

4.   Aged inventory reduction

A bonus of between 0% and 80% of base compensation, up to a maximum of $244,000, was payable to Mr. Cohen under the program. The Committee believes this arrangement provided the Chief Executive Officer with significant incentive and aligned what amounted to a bonus ($240,364 for fiscal 2002) equal to a significant percentage (78.8% for fiscal 2002) of his annual base salary directly to the Company's economic performance.

While the Committee believes that the use of stock options which vest over a period of time are an effective device to link individual compensation with increased stockholder values, because of Mr. Cohen's substantial equity position in the Company (an aggregate of 2,138,564 shares of Class A and Class B Common Stock as of May 24, 2002), Mr. Cohen requested that he not be eligible at the current time for the grant of stock options or other incentive awards under the Company's Incentive Plan. Mr. Cohen, Mr. David I. Klapper and Mr. Larry J. Sablosky (collectively "founders") are principal stockholders of the Company and each has currently elected not to receive grants of stock options or stock grants. Consequently, no options or incentive awards were granted to the founders during fiscal 2002.

Executive Officers Compensation

The Committee has adopted similar policies with respect to overall compensation of the Company's other senior executive officers.

The Company's Executive Vice President — COO, CFO and Assistant Secretary, Mr. Schneider, was compensated at an annual base salary of $259,000 during fiscal 2002. The Company's Executive Vice President-General Counsel and Secretary, Mr. Gary Cohen was compensated at $240,922 during fiscal 2002. The Company's Executive Vice President-Real Estate & Store Development, Mr. Sanders was compensated at an annual base salary of $229,548 during fiscal 2002. The Company's Executive Vice President — IS & Distribution, Mr. Courtney was compensated at an annual base salary of $205,000 during fiscal 2002. In addition, Messrs. Schneider, Cohen, Sanders and Courtney participated in a bonus plan similar to the plan described above, subject to a maximum bonus of 50% (60% for Mr. Schneider) of annual base salary.

The Company's Chief Executive Officer and the other Named Officers were also eligible to participate in the Company's Profit Sharing Plan currently up to a maximum annual contribution of $30,000 per person for the Company's most recent plan year ended December 31, 2001. See "Executive Compensation — Summary Compensation Table".

Under current law, income tax deductions for compensation paid by publicly-traded companies may be limited to the extent total compensation (including base salary, annual bonus, restricted stock awards, stock options exercises, and non-qualified benefits) for certain executive officers exceeds $1 million in any one year. Under the law, the deduction limit does not apply to payments that qualify as "performance based." To qualify as "performance based", compensation payments must be made from a plan that is administered by a compensation committee of the Board of Directors, which is comprised solely of two or more outside directors. In addition, the material terms of the plan must be disclosed to and approved by stockholders, and the Committee must certify that the performance goals were achieved before payments can be awarded.

To the extent readily determinable, and as one of the factors in its consideration of compensation matters, the Committee also considers the anticipated tax treatment to the Company and to the executives of various payments and benefits. However, since some types of compensation payments and their deductibility depend upon the timing of an executive's exercise of stock options rights (e.g., the spread on exercise of non-qualified options), and because interpretations and changes in the tax laws and other factors beyond the Committee's control may also affect the deductibility of compensation, the Committee will not necessarily limit executive compensation to that which is deductible under applicable provisions of the Internal Revenue Code. The Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

Summary

The Committee believes that the current compensation arrangements provide the Chief Executive Officer and the other executive officers with incentive to perform at superior levels and in a manner which is directly aligned with the economic interests of the Company's stockholders.

**COMPENSATION AND STOCK
OPTION COMMITTEE**

Bill Kirkendall
Jonathan K. Layne

Indianapolis, Indiana
May 24, 2002

The above report of the Compensation and Stock Option Committee will not be deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the same by reference.

Compensation Committee Interlocks and Insider Participation

Messrs. Kirkendall and Layne comprise the Compensation and Stock Option Committee.

Mr. Layne is a partner of the law firm of Gibson, Dunn & Crutcher LLP, which has provided legal services to the Company. The Company expects that such law firm will continue to render legal services to the Company in the future.

Mr. Smulyan, a member of the Compensation and Stock Option Committee for a portion of fiscal 2002, is Chairman of the Board, President and principal shareholder of Emmis Communication Corporation, a publicly held company. During fiscal 2002, the Company purchased from Emmis Publishing Company, a wholly owned subsidiary of Emmis Communications Corporation, approximately $30,500 of publishing services related to the Company's quarterly marketing magazine.

STOCK PRICE PERFORMANCE GRAPH

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG THE FINISH LINE, INC.
S&P 500 INDEX AND PEER GROUP INDEX (1)

The Stock Price Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Research Data Group

Peer Group Total Return Worksheet

FINISH LINE INC

	2/97	3/97	4/97	5/97	6/97	7/97	8/97	9/97	10/97	11/97	12/97
THE FINISH LINE, INC	100.00	103.49	47.97	57.56	68.02	62.79	65.12	88.08	78.49	88.37	61.05
NASDAQ STOCK MARKET (U.S.)	100.00	93.48	96.39	107.31	110.61	122.26	122.08	129.31	122.58	123.22	121.06
PEER GROUP	100.00	103.11	99.14	111.15	121.10	120.52	120.68	129.98	124.84	130.25	126.96

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1/98	2/98	3/98	4/98	5/98	6/98	7/98	8/98	9/98	10/98	11/98
THE FINISH LINE, INC	59.30	76.16	110.47	115.12	110.47	130.81	100.58	40.12	43.31	49.42	42.44
NASDAQ STOCK MARKET (U.S.)	124.90	136.64	141.69	144.08	136.08	145.58	143.88	115.35	131.35	137.12	151.06
PEER GROUP	120.89	132.75	146.08	143.26	138.06	143.86	143.06	110.91	108.27	118.51	133.03

	12/00	1/01	2/01	3/01	4/01	5/01	6/01
THE FINISH LINE, INC	27.47	31.98	32.27	30.23	36.98	46.93	58.09
NASDAQ STOCK MARKET (U.S.)	190.78	213.92	165.62	142.41	163.66	163.46	167.85
PEER GROUP	70.83	93.68	84.90	81.88	90.30	91.28	96.75

[Additional columns below]

[Continued from above table, first column(s) repeated]

	7/01	8/01	9/01	10/01	11/01	12/01	1/02	3/1/02
THE FINISH LINE, INC	49.95	45.35	50.47	47.21	59.91	71.12	69.30	75.58
NASDAQ STOCK MARKET (U.S.)	157.17	140.05	116.45	131.39	150.10	151.38	150.27	134.68
PEER GROUP	95.86	96.52	80.03	85.46	98.66	105.33	107.72	109.54

ASSUMES $100 INVESTED ON MARCH 1, 1997
AND ASSUMES DIVIDENDS REINVESTED THROUGH
FISCAL YEAR ENDING MARCH 2, 2002

---

1) Peer group is: Standard Industrial Classification Codes 5940 through 5949 (actively trading issues during relevant period). SIC codes beginning with 594 represent miscellaneous Shopping Goods Stores, which, in management's opinion, most closely represents the peer group of the Company.

1992 Employee Stock Incentive Plan

On March 27, 1992, the Board of Directors adopted the 1992 Employee Stock Incentive Plan (the "Incentive Plan"), the purpose of which is to enable the Company to attract, retain and motivate its employees by providing for or increasing their proprietary interest in the Company. The Incentive Plan was amended by the Board of Directors on April 20, 1995 and by the Company's stockholders on July 20, 1995 to increase the maximum number of shares of Class A Common Stock issuable from 1,000,000 to 1,700,000. On April 30, 1998, the Board of Directors again amended the Incentive Plan to increase the maximum number of shares of Class A Common Stock issuable from 1,700,000 to 3,500,000 which was subsequently approved by the Company's stockholders on July 16, 1998. Any person who is employed by the Company or any subsidiary of the Company is eligible to participate in the Incentive Plan. As of May 24, 2002 approximately 7,850 persons were eligible.

The Incentive Plan authorizes the issuance of up to 3,500,000 shares of Class A Common Stock, subject to adjustments under certain circumstances. As of May 24, 2002, options to purchase an aggregate of 3,108,075 shares of Class A Common Stock at an average exercise price of $8.75 per share had been granted (net of cancellations) under the Incentive Plan to a total of 151 persons. Included in these grants are options to purchase an aggregate of 643,375 shares granted to four of the named executive officers at an average exercise price of $7.78. Of these options, 240,800 have been exercised at an average exercise price of $5.06 per share. All unexercised options, including those granted to the executives above, total 2,007,555 shares and vest over the following years:

	# Shares
Currently Vested	745,555
Vesting from 5/24/2002 through FYE 2/2003	252,805
Vest During FYE 2/2004	309,510
Vest During FYE 2/2005	254,865
Vest During FYE 2/2006	444,820

The Incentive Plan provides that it shall be administered by the Compensation and Stock Option Committee. Subject to the provisions of the Incentive Plan, the Compensation and Stock Option Committee has the authority to select employees to whom awards will be granted thereunder, to grant such awards and to determine the number of shares to be sold or issued pursuant thereto and the terms and provisions of such awards, including, without limitation, the terms relating to vesting, exercise price and form of payment.

The Incentive Plan authorizes the Compensation and Stock Option Committee to award eligible employees any type of benefits that may involve the issuance of shares of Class A Common Stock or other benefits that are derived from the value of shares of Class A Common Stock. Benefits are not restricted to any specified form or structure and may include, without limitation, stock bonuses, restricted stock, stock options, and other benefits. Any award may consist of one such arrangement or two or more of them in tandem or in the alternative. On May 31, 2002, the last sale price of the Company's Class A Common Stock on Nasdaq® was $15.55 per share.

No awards may be granted under the Incentive Plan after March 27, 2002, and no shares of Class A Common Stock may be issued under the Incentive Plan after March 27, 2012.

The Incentive Plan may be amended or terminated by the Board of Directors at any time; provided, however, that no such amendment or termination can deprive the recipient of an award granted under the Incentive Plan, without the consent of such recipient, of any of his or her rights thereunder or with respect thereto.

The purpose of the Incentive Plan is to enable the Company and its subsidiaries to attract, retain and motivate their employees by providing for or increasing the proprietary interests of such employees in the Company. Every employee of the Company or any of its subsidiaries is eligible to be considered for the grant of awards under the Incentive Plan. The maximum number of shares of Class A Common Stock that may be issued pursuant to awards granted under the Incentive Plan is currently 3,500,000, subject to certain adjustments to prevent dilution.

The Compensation and Stock Option Committee will administer the Incentive Plan. Subject to the provisions of the Incentive Plan, the Compensation and Stock Option Committee will have authority to select the participants to whom awards will be granted thereunder, to grant such awards, and to determine the terms and conditions of such awards and the number of shares to be issued pursuant thereto.

Non-Employee Director Stock Option Plan

On July 21, 1994, the stockholders adopted and on April 29, 1999, the Board of Directors amended, the Non-Employee Director Stock Option Plan (the "Director Plan"), the purpose of which is to enable the Company to attract, retain and motivate its non-employee directors by providing for or increasing their proprietary interest in the Company. Any non-employee director of the Company or any subsidiary of the Company is eligible to participate in the Director Plan. As of May 24, 2002, four persons were eligible.

The Director Plan authorizes the issuance of up to 150,000 shares of Class A Common Stock, subject to adjustments under certain circumstances. As of May 24, 2002, options to purchase an aggregate of 98,000 shares of Class A Common Stock at an average exercise price of $10.44 per share had been granted under the Director Plan to a total of four persons. Of these options, 18,000 have been exercised at an average price of $6.42 per share. The unexercised options total 80,000 shares and vest over the following years:

	# Shares
Currently Vested	61,000
Vest During FYE 2/2003	19,000

The Director Plan is intended to be self-governing. To this end, the Director Plan requires no discretionary action by any administrative body with regard to any transaction under the Director Plan. To the extent, if any, that any questions or interpretation arise, they will be resolved by the Board.

Upon initial election or appointment of any non-employee director to the Board or upon a continuing director becoming a non-employee director, such non-employee director will become eligible to receive an option to purchase 3,000 shares of the Company's Class A Common Stock to be granted on the date of the next Annual Meeting of Stockholders pursuant to the terms and conditions described in the Director Plan.

In addition, each non-employee director will be automatically granted, on a annual basis, a non-qualified stock option to purchase 4,000 shares of the Company's Class A Common stock on the date of each Annual Meeting of Stockholders commencing with the Annual Meeting of Stockholders at which the non-employee director is granted the 3,000 share option pursuant to the foregoing paragraph. The per share exercise price of the option will be the fair market value of a share of the Company's Class A Common Stock on the date of grant, defined as the closing price of the Company's Class A Common Stock on Nasdaq® (or such other securities market on which the Company's Class A Common Stock is primarily traded on such date). Each option will have a term of ten years and shall become fully exercisable one year after grant. On May 31, 2002, the last sale price of the Company's Class A Common Stock on Nasdaq® was $15.55 per share.

No awards may be granted under the Director Plan after July 21, 2004, and no shares of Class A Common Stock may be issued under the Director Plan after July 21, 2014.

The Director Plan may be amended or terminated by the Board of Directors at any time; provided, however, that no such amendment or termination can deprive the recipient of an award granted under the Director Plan, without the consent of such recipient, of any of his or her rights thereunder or with respect thereto.

**PROPOSAL TO APPROVE AND ADOPT THE 2002 STOCK INCENTIVE PLAN
OF THE FINISH LINE, INC.
(Item 2 on your Proxy)**

On April 25, 2002, the Board of Directors adopted, subject to stockholder approval, the 2002 Stock Incentive Plan of The Finish Line (the "Plan"). In general, the Plan empowers the Company to grant stock options, incentive stock and incentive bonuses to directors, employees and prospective employees of the Company and its affiliates.

The Plan is designed to enable the Company to attract, retain and motivate its directors, officers and employees, and to further align the interests of such persons with those of the stockholders of the Company by providing for or increasing the proprietary interest of such persons in the Company.

The Plan is also designed to enable the Company to provide certain forms of performance based compensation to directors, officers and employees that will meet the requirements for tax deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) of the Code provides that, subject to certain exceptions, the Company may not deduct compensation paid to any one of certain executive officers in excess of $1 million in any one year. Section 162(m) excludes performance-based compensation meeting certain requirements from the $1 million limitation on tax deductibility. If the Plan is approved by the stockholders, the Company expects that stock options, incentive stock and incentive bonuses paid in accordance with the Plan to such executive officers will be treated as qualified performance-based compensation and will not be subject to the $1 million deduction limitation of Section 162(m).

The Compensation and Stock Option Committee and your Board of Directors believe it is in the best interests of the Company and its stockholders to adopt the Plan.

SUMMARY OF THE PLAN

The principal features of the Plan are summarized below. The summary does not contain all information that may be important to you. You should read the complete text of the Plan which is set forth as Appendix A to this Proxy Statement.

Plan Administration. The Plan will be administered by the Compensation and Stock Option Committee (the "Committee") of the Board of Directors who qualify as "outside directors" within the meaning of Section 162(m) of the Code and as "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee will have the sole authority to, among other things:

- prescribe, amend and rescind rules and regulations relating to the Plan;
- determine which persons are eligible to participate in the Plan;
- grant awards under the Plan;
- establish, verify the satisfaction of, adjust, reduce or waive any performance goals or other conditions to the grant of awards under the Plan;
- prescribe and amend the terms of documents evidencing awards made under the Plan;
- interpret and construe the Plan; and
- make all other determinations deemed necessary or advisable for administration of the Plan

With respect to any award that is not intended to satisfy Section 162(m)(4)(C) of the Code or Rule 16b-3 of the Exchange Act, the Committee may appoint one or more separate committees composed of one or more directors of the Company or, to the extent permitted by law, one or more officers of the Company, and any delegate to any such subcommittee the authority to grant awards.

Eligibility. Any person, including any director of the Company, who is an employee or prospective employee of the Company or any of its affiliates shall be eligible to be considered for the grant of awards under the Plan. A director of the Company who is not also a salaried employee is also eligible to receive grants of nonqualified options. As of May 24, 2002, four directors and 7,850 employees of the Company were eligible to receive awards under the Plan.

Shares Subject to The Plan. The aggregate number of shares of Class A Common Stock ("Shares") that may be issued pursuant to all awards granted under the Plan shall not exceed 1,250,000, plus the number of Shares subject to awards granted under the Company's Non-Employee Director Stock Option Plan or the Company's 1992 Employee Stock Incentive Plan but which are not issued under such plans as a result of the cancellation, expiration or forfeiture of such awards. The aggregate number of Shares that may be issued pursuant to the exercise of options intended to qualify as "Incentive Stock Options" pursuant to Section 422 of the Code ("ISOs") shall not exceed 1,250,000. The aggregate number of Shares subject to options granted under the Plan during any calendar year to any one individual shall not exceed 500,000, and the aggregate number of Shares issued or issuable under all awards other than options granted under the Plan shall not exceed 500,000.

For federal income tax purposes, the maximum compensation payable to employees pursuant to options and other awards under the Plan pursuant to which Shares will be issued is equal to the number of Shares with respect to which awards may be issued under the Plan, multiplied by the value of such Shares on the date such compensation is measured (which, in the case of nonqualified options (defined below), will generally be the date of exercise of the options).

Adjustments. The maximum number of Shares available for issuance under the Plan as well as the exercise or settlement prices of awards under the Plan is subject to appropriate adjustment to reflect certain events, such as a stock dividend, stock split, combination of shares, recapitalization or reorganization. However, such adjustments shall be made so as to not affect the status of any award intended to qualify as an "Incentive Stock Option" pursuant to Section 422 of the Code (an "ISO") or as "performance based compensation" under Section 162(m) of the Code.

Term, Amendment and Termination. The Plan will be effective when adopted by the Company's stockholders. All awards granted under the Plan may not be exercised before the approval of the Plan by the stockholders prior to the first anniversary date of the effective date of the Plan by the affirmative vote of the holders of a majority of the outstanding shares of the Company present, or represented by proxy, and entitled to vote, at a meeting of the Company's stockholders or by written consent. If such approval by the stockholders is not forthcoming, all awards previously granted under the Plan will be void. No awards shall be granted pursuant to the Plan more than 10 years after the effective date of the Plan. The Board may amend, alter or discontinue the Plan or any agreement or other document evidencing an award made under the Plan, but for the most part, no such amendment shall materially increase the maximum number of Shares for which awards may be granted or change the class of persons eligible under the Plan without stockholder approval. No amendments or alterations shall be made which would impair the rights of any award holder without such holder's consent unless the Committee determines that such amendment is required or advisable or to satisfy a law or regulation or to meet the requirements of an accounting standard. The Committee may prescribe, amend and rescind rules and regulations relating to the Plan.

Options. The Committee may grant an option or provide for the grant of an option, either from time to time in the discretion of the Committee or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition within the control of the recipient of the award or within the control of others.

The purchase price per share of the shares subject to each option granted under the Plan shall be determined by the Committee. However, if an option is intended to qualify as an ISO or as qualifying performance based compensation under Section 162(m) of the Code, the exercise price shall be equal or exceed 100% of the fair market value of a Share on the date the option is granted. The term of each option granted under the Plan shall not exceed 10 years from the date of its grant, unless the Committee provides for a lesser term.

Options granted under the Plan shall be exercisable at such time and in such installments during the period prior to the expiration of the option's term as determined by the Committee. At any time after the grant of an option the Committee may reduce or eliminate restrictions surrounding the participant's right to exercise all or part of the option. However, no option other than nonemployee director options shall first become exercisable within one year from their date of grant, other than on death or disability of the eligible person or upon certain transactions. Subject to certain exceptions, upon termination of a grantee employee prior to the full exercise of an option, the unexercised portion of the option shall be subject to such procedures as the Committee may establish, except that all options held by nonemployee directors as of the date of cessation of service as a director may be exercised in accordance with their terms until the earlier of two years after such termination or the expiration of the applicable option term.

Each fiscal year, each nonemployee director shall automatically be granted a nonqualified option for not more than 4,000 Shares, provided that for the year in which a nonemployee director first becomes a director, in lieu of the foregoing, he or she shall automatically be granted a nonemployee director option to purchase not more than 7,000 Shares. Any nonqualified option granted to a nonemployee director in any fiscal year pursuant to the Company's Director Plan will satisfy the provisions of the Plan for purposes of computing the number of nonqualified options granted to a nonemployee director during any one fiscal year.

Incentive Bonuses. A participant may become entitled to receive an amount based on satisfaction of certain criteria (an "Incentive Bonus"). Each Incentive Bonus award will confer upon the employee the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year.

The Committee shall establish the performance criteria and level of achievement that shall determine the target and maximum amount payable under an Incentive Bonus award, which criteria may be based on financial performance and/or personal performance evaluations. The Committee may specify the percentage of target Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. The maximum amount payable pursuant to the portion of an Incentive Bonus granted for any fiscal year to any individual that is intended to satisfy the requirements for "performance-based compensation" shall not exceed $500,000. The performance criteria for any portion of an Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" will be measured based on one or more "qualifying performance criteria" as described below under "—Qualifying Performance Criteria."

The Committee shall determine the timing of any Incentive Bonus. The Committee may permit a participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event. An Incentive Bonus may be payable in shares, in cash or in other property. Any Incentive Bonus that is paid in cash or in other property shall not affect the number of shares otherwise available for issuance under the Plan.

Notwithstanding satisfaction of any performance goals, to the extent the Committee provides, the amount paid under an Incentive Bonus award on account of either financial performance or personal performance evaluations may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

The Committee may provide for or, subject to such terms and conditions as the Committee may specify, may permit a participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event.

Incentive Stock. "Incentive Stock" is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject, during specified periods of time, to such conditions (including continued employment or performance conditions) and terms as the Committee deems appropriate.

Subject to the requirements of applicable law, the Committee shall determine the price, if any, at which Shares of Incentive Stock shall be sold or awarded to an eligible person, which may vary from time to time and among eligible persons and which may be below the fair market value of such shares at the date of grant or issuance.

The grant, issuance, retention and/or vesting of shares of Incentive Stock shall be at such time and in such installments as determined by the Committee or under criteria established by the Committee. The performance criteria for any Incentive Stock that is intended to satisfy the requirements for "performance-based compensation under Section 162(m) of the Code will be measured based on one or more "qualifying performance criteria" as described below under "—Qualifying Performance Criteria." Subject to certain exceptions, upon a termination of employment by an eligible person prior to the vesting of or the lapsing of restrictions on Incentive Stock, the Incentive Stock awards granted shall be subject to such procedures as determined by the Committee.

Qualifying Performance Criteria. One or more of the following performance criteria will be the performance criteria for any Incentive Bonus or Incentive Stock intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code:

- cash flow,
- earnings per share,
- earnings before interest, taxes and amortization,
- return on equity,
- total stockholder return,
- share price performance,
- return on capital,
- return on assets or net assets,

- revenue,
- income or net income,
- operating income or net operating income,
- operating profit or net operating profit
- operating margin or profit margin,
- return on operating revenue,
- market share,
- overhead or other expense reduction.

These criteria will apply either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or a subsidiary, either individually, alternatively or in any combination. The Company will measure them either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the award.

The Committee will appropriately adjust any evaluation of performance under a qualifying performance criteria to exclude any of the following events that occurs during a performance period:

- asset write-downs,

- litigation or claim judgments or settlements,

- the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results,

- accruals for reorganization and restructuring programs, and

- any extraordinary, non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year.

Transferability. Unless the agreement or other document evidencing an award expressly states that the award is transferable, no award granted under the Plan, nor any interest in such award may be assigned or transferred prior to the vesting or lapse of any and all applicable restrictions, other than by will or the laws of descent and distribution. The Committee may grant an award or amend an outstanding award to provide that the award is transferable or assignable (a) in the case of a transfer without the payment of any consideration, to any "family member" as such term is defined in Section 1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as such may be amended from time to time (the "1933 Act"), and (b) in any transfer described in clause (ii) of Section 1(a)(5) of the General Instructions to Form S-8 under the 1933 Act, provided that following any such transfer or assignment the award will remain subject to substantially the same terms applicable to the award while held by the participant, as modified as the Committee shall determine appropriate, and as a condition to such transfer the transferee shall execute an agreement agreeing to be bound by such terms.

Change in Control. In the event of a Change of Control (as defined below) any or all outstanding awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all participants. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation (if any) refuses to assume or substitute awards, as provided above, pursuant to a Change of Control transaction, such awards (in the case of options, to the extent not exercised prior to the date of such transaction and in the case of all other awards, to the extent not fully vested and free from any restriction prior to the date of such transaction) will expire on such transaction at such time and on such conditions as the Committee determines. Notwithstanding anything in the Plan to the contrary, the Committee may, in its sole discretion, but need not, provide in the terms of the award for alternative treatment and/or provide that the vesting of any or all awards granted pursuant to the Plan will accelerate in connection with a Change of Control.

For the purposes of this proposal a "Change of Control" is (a) a dissolution or liquidation of the Company, (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is not substantial change in the stockholders of the Company or their relative stock holdings and the awards granted under the Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all participants), (c) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (d) the sale of substantially all of the assets of the Company or (e) the acquisition, sale or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction.

Federal Income Tax Consequences. The following is a brief description of the federal income tax treatment that will generally apply to awards granted under the Plan, based on federal income tax laws in effect on the date hereof. The exact federal income tax treatment of awards will depend on the specific nature of the award. Such an award may, depending on the conditions applicable to the award, be taxable as an option, as restricted or unrestricted stock, as a cash payment, or otherwise. Recipients of options or other awards should not rely on this discussion for individual tax advice, as each recipient's situation and the tax consequences of any particular award will vary depending on the specific facts and circumstances involved. Each recipient is advised to consult his or her own tax advisor for particular federal, as well as state and local, income and any other tax advice.

Grant of Options. An optionee will not recognize any taxable income at the time an option is granted and the Company will not be entitled to a federal income tax deduction at that time.

Exercise of ISOs. No ordinary income will be recognized by the holder of an ISO at the time of exercise. The excess of the fair market value of the Shares at the time of exercise over the aggregate option exercise price will be an adjustment to alternative minimum taxable income for purposes of the federal "alternative minimum tax" at the date of exercise. If the optionee holds the Shares purchased for the greater of two years after the date the option was granted and one year after the acquisition of such Shares, the difference between the aggregate option price and the amount realized upon disposition of the Shares will constitute a long term capital gain or loss, as the case may be, and the Company will not be entitled to a federal income tax deduction.

If the Shares acquired upon exercise of an ISO are disposed of in a sale, exchange or other "disqualifying disposition" within two years after the date of grant or within one year after the date of exercise, the optionee will realize taxable ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the Shares purchased at the time of exercise over the aggregate option exercise price and (ii) the excess of the amount realized upon disposition of such Shares over the option exercise price. The Company will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the optionee. The excess, if any, of the amount realized upon disposition of the Shares in a disqualifying disposition over the fair market value of the Shares at the time of exercise will constitute capital gain, which will be long-term capital gain if the optionee has held the Shares more than one year after exercise.

Exercise of Non-Qualified Options. Taxable ordinary income will be recognized by the holder of an option that does not qualify as an ISO (a "non-qualified option") at the time of exercise, in an amount equal to the excess of the fair market value of the Shares purchased at the time of such exercise over the aggregate option exercise price. The Company will be entitled to a federal income tax deduction equal to that amount. The optionee will generally recognize a taxable capital gain or loss based upon the difference between the per share fair market value at the time of exercise and the per share selling price at the time of a subsequent sale of the shares. The capital gain or loss will be short term or long term depending on the period of time the shares are held by the optionee following exercise.

Incentive Bonus. An eligible person receiving an Incentive Bonus grant will not recognize income, and the Company will not be allowed a deduction, at the time the grant is made. When the recipient receives payment in cash or Shares, the amount of cash and the fair market value of the Shares received will be ordinary income to the recipient. The Company will be entitled to a federal income tax deduction equal to that amount.

23

Incentive Stock. An eligible person receiving a grant of Incentive Stock that is not subject to vesting restrictions generally will recognize ordinary income (and the Company will be entitled to a deduction), upon the receipt of shares at the end of the performance period relating to such Incentive Stock award equal to the excess of the fair market value of the Shares received at such time over the purchase price, if any.

If an Incentive Stock award consists of the grant of restricted Shares that vest over time, then the recipient will not recognize income when the restricted shares are received, unless the recipient makes the election described below. While the restrictions are in effect, the recipient will recognize compensation income equal to the amount of the dividends received and the Company will be allowed a deduction in a like amount.

When the restrictions on the Shares are removed or lapse, the excess of fair market value of such Shares on the date the restrictions are removed or lapse over the amount paid by the recipient for the Shares will be ordinary income to the recipient. The Company will be entitled to a federal income tax deduction equal to that amount. Upon disposition of the Shares, the gain or loss recognized by the recipient will be treated as a capital gain or loss. The capital gain or loss will be short term or long term depending upon the period of time the Shares are held by the participant following the removal or lapse of the restrictions.

If a Section 83(b) election is filed by the recipient with the Internal Revenue Service within 30 days after the date of grant of restricted Incentive Stock, then the recipient will recognize ordinary income and the holding period will commence as of the date of grant. The amount of ordinary income recognized by the recipient will equal the excess of the fair market value of the shares as of the date of grant over the amount paid by the recipient for the Shares. The Company will be entitled to a deduction in a like amount. If such election is made and the recipient thereafter forfeits the restricted Shares, no refund or deduction will be allowed for the amount previously included in such recipient's income.

Miscellaneous Rules. Special rules will apply in cases where a recipient of an award pays the exercise or purchase price of the award or any applicable withholding tax obligations under the Plan by delivering previously owned Shares or by reducing the number of Shares otherwise issuable pursuant to the award. The surrender or withholding of such Shares will in certain circumstances result in the recognition of income with respect to such Shares or a carry-over basis in the Shares acquired, and may constitute a disqualifying disposition with respect to ISO shares.

As described above, the terms of the agreements pursuant to which specific awards are made to participants under the Plan may provide for accelerated vesting or payment of an award in connection with a Change in Control. In that event and depending on the individual circumstances of the recipient, certain amounts with respect to such awards may constitute "excess parachute payments" under the "golden parachute" provisions of the Code. Pursuant to these provisions, a recipient will be subject to a 20% excise tax on any "excess parachute payments" and the Company will be denied any deduction with respect to such payments. Participants in the Plan should consult their tax advisors as to whether accelerated vesting of an award in connection with a Change in Control would give rise to an excess parachute payment.

Withholding Taxes. No withholding taxes are payable in connection with the grant of any stock option or the exercise of an ISO. However, withholding taxes must be paid at the time of exercise of any non-qualified option. In respect of all other awards, withholding taxes must be paid whenever the participant recognizes income for tax purposes.

Other Information. No benefits or amounts have been granted, awarded or received under the Plan, nor are any such benefits or amounts now determinable.

Set forth in the table below is certain information regarding the number of Shares of Class A Common Stock that were subject to outstanding stock options or other compensation plan grants and awards at March 2, 2002.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	2,193,610(1) 80,000(2)	$10.39 $11.34	368,635(3) 52,000(4)
Equity compensation plans not approved by stockholders	-0-	-0-	-0-

Notes:
(1)　Issued under the 1992 Employee Stock Incentive Plan.
(2)　Issued under the Non-employee Director Stock Option Plan.
(3)　No grants may be made under the 1992 Employee Stock Incentive Plan after March 27, 2002.
(4)　No grants may be made under the Non-employee Director Stock Option Plan after July 21, 2004.

If the Plan is not approved by the stockholders, the Company will consider other alternatives available with respect to performance based compensation.

Your Board of Directors recommends that stockholders vote FOR approval of the Plan listed as Item 2 on your Proxy.

25

AUDIT COMMITTEE REPORT

The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

During April 2000, the Audit Committee of the Board of Directors developed an updated charter for the Committee, which was approved by the full Board on April 27, 2000.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principals, the matters to be discussed by Statement of Accounting Standards No. 61, "Communication with Audit Committees," as amended, which indexes, among other items, matters relating to the conduct of an audit of the Company's financial statements.

The Committee received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and has discussed with the independent auditors their independence from the Company.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended March 2, 2002 for filing with the Securities and Exchange Commission.

Bill Kirkendall, Chair
Jeffrey H. Smulyan
Stephen Goldsmith

Indianapolis, Indiana
May 24, 2002

Relationship with Independent Public Accountants

The accounting firm of Ernst & Young LLP, which has served as the Company's principal independent accountants continuously since 1988, was selected by the Board to continue in that capacity for fiscal 2003. During fiscal 2002, the Company also engaged Ernst & Young LLP to render certain other professional services involving assistance on tax planning matters, audit of pension plan and general consultations.

The appointment of auditors is approved annually by the Board of Directors, which is based in part on the recommendation of the Audit Committee. In making its recommendation, the Audit Committee reviewed both the audit scope and estimated audit fees for the coming year. The Audit Committee and the Board of Directors have selected Ernst & Young LLP for the current fiscal year. Stockholder approval is not sought in connection with this selection. Each professional service performed by Ernst & Young LLP during fiscal 2002 was reviewed, and the possible effect of such service on the independence of the firm was considered, by the Audit Committee. A representative of Ernst & Young LLP plans to be present at the Annual Meeting of Stockholders and will be given an opportunity to make a statement if they desire to do so and will respond to questions from stockholders.

Fiscal 2002 Independent Public Accountants Fee Summary

During fiscal 2002, Ernst & Young LLP provided services in the following categories and amounts:

Description	Amount
Audit Fees	$ 136,650
Financial Information Systems Design and Implementation Fees	$ 0
All Other Fees (Including audit related fees of $25,075)	$ 49,785

The Audit Committee has determined that the services provided by Ernst & Young LLP to the Company that were not related to its audit of the Company's financial statements were at all relevant times compatible with that firm's independence.

PROPOSALS OF STOCKHOLDERS

If a stockholder wishes to submit a proposal for consideration at the 2003 Annual Stockholders Meeting and wants that proposal to appear in the Company's proxy statement and form of proxy for that meeting, the proposal must be submitted to the Company at its principal offices (3308 N. Mitthoeffer Road, Indianapolis, Indiana 46235) in care of the Secretary no later then February 18, 2003.

If a stockholder wishes to submit a proposal for consideration at the 2003 Annual Stockholders Meeting without including that proposal in the Company's proxy statement and form of proxy, the Company's Bylaws require the stockholder to provide the Company with written notice of such proposal no less then 90 days in advance of such meeting or, if later, the seventh day following the first public announcement of the date of such meeting. Such notice should be sent to the Company in care of the Secretary at its principal offices.

MISCELLANEOUS

The Company's Annual Report to Stockholders for the fiscal year ended March 2, 2002, including the financial statements and related notes thereto, together with the report of the independent auditors and other information with respect to the Company, accompanies this Proxy Statement.

The Company is not aware of any other business to be presented at the 2002 Annual Meeting. If matters other than those described should properly arise at the meeting, the proxies will vote on such matters in accordance with their best judgments.

By Order of the Board of Directors,

Gary D. Cohen,
Executive Vice President
General Counsel and Secretary

Indianapolis, Indiana
June 18, 2002

2002 STOCK INCENTIVE PLAN
OF THE FINISH LINE, INC.

SECTION 1. PURPOSE OF PLAN

The purpose of this 2002 Stock Incentive Plan (this "Plan" or the "Plan") of The Finish Line, Inc., a Delaware corporation (the "Company"), is to enable the Company to attract, retain and motivate its directors, officers and employees, and to further align the interests of such persons with those of the stockholders of the Company by providing for or increasing the proprietary interest of such persons in the Company.

SECTION 2. ADMINISTRATION OF PLAN

2.1 Composition of Committee. Subject to the provisions for directors pursuant to Section 6.7, this Plan shall be administered by the Compensation and Stock Option Committee of the Board of Directors (the "Committee"), as appointed from time to time by the Board of Directors. The Board of Directors shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent. The Board of Directors, in its sole discretion, may exercise any authority of the Committee under this Plan in lieu of the Committee's exercise thereof. Notwithstanding the foregoing, with respect to any Award (as defined in Section 5.1) that is not intended to satisfy the conditions of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), the Committee may appoint one or more separate committees (any such committee, a "Subcommittee") composed of one or more directors of the Company (who may but need not be members of the Committee) or, to the extent permitted by law, one or more officers of the Company, and may delegate to any such Subcommittee(s) the authority to grant Awards, as defined in Section 5.1 hereof, under the Plan to Eligible Persons, to determine all terms of such Awards, and/or to administer the Plan or any aspect of it. Any action by any such Subcommittee within the scope of such delegation shall be deemed for all purposes to have been taken by the Committee.

The Committee may designate the Secretary of the Company or other Company employees to assist the Committee in the administration of the Plan, and may grant authority to such persons to execute agreements or other documents evidencing Awards made under this Plan or other documents entered into under this Plan on behalf of the Committee or the Company.

2.2 Powers of the Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things necessary or desirable, in its sole discretion, in connection with the administration of this Plan, including, without limitation, the following:

(a) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; *provided* that, unless the Committee shall specify otherwise, for purposes of this Plan (i) the term "fair market value" shall mean, as of any date, either (x) the closing price for a Share (as defined in Section 3.1) reported for the last trading day prior to such date by the Nasdaq Stock Market (or such other stock exchange or quotation system on which Shares are then listed or quoted) or, (y) the average of the high and low prices for a Share (as defined in Section 3.1) reported for the last trading day prior to such date by the Nasdaq Stock Market (or such other stock exchange or quotation system on which Shares are then listed or quoted) (the determination as to whether (x) or (y) is utilized in any specific case shall be in the sole discretion of the Committee), or, in either case of (x) or (y), if no Shares are traded on the Nasdaq Stock Market (or such other stock exchange or quotation system) on the date in question, then for the next preceding date for which Shares traded on the Nasdaq Stock Market (or such other stock exchange or quotation system); and (ii) the term "Company" shall mean the Company and its subsidiaries and affiliates, unless the context otherwise requires;

(b) to determine which persons are Eligible Persons (as defined in Section 4), to which of such Eligible Persons, if any, Awards shall be granted hereunder and the timing of any such Awards, and to grant Awards;

(c) to grant Awards to Eligible Persons and determine the terms and conditions thereof, including the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including events which the Board or the Committee determine constitute a change of control), or other factors;

(d) to establish, verify the extent of satisfaction of, adjust, reduce or waive any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award;

(e) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical);

(f) to determine whether, and the extent to which, adjustments are required pursuant to Section 10;

(g) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; and

(h) to make all other determinations deemed necessary or advisable for the administration of this Plan.

2.3 Determinations of the Committee. All decisions, determinations and interpretations by the Committee regarding this Plan shall be final and binding on all Eligible Persons and Participants. The Committee shall consider such factors as it deems relevant to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any director, officer or employee of the Company and such attorneys, consultants and accountants as it may select.

SECTION 3. STOCK SUBJECT TO PLAN

3.1 Aggregate Limits. The aggregate number of shares of the Company's Class A Common Stock, $.01 par value ("Shares"), issued pursuant to all Awards granted under this Plan shall not exceed 1,250,000, plus the number of shares subject to awards granted under the Company's Non-Employee Director Stock Option Plan or the Company's 1992 Employee Stock Incentive Plan but which are not issued under such plans as a result of the cancellation, expiration or forfeiture of such awards; *provided* that no more than 15% of such Shares may be issued pursuant to all Incentive Bonuses and Incentive Stock Awards granted under this Plan. The aggregate number of Shares available for issuance under this Plan and the number of Shares subject to outstanding Options or other Awards shall be subject to adjustment as provided in Section 10. The Shares issued pursuant to this Plan may be Shares that either were reacquired by the Company, including Shares purchased in the open market, or authorized but unissued Shares.

3.2 Tax Code Limits. The aggregate number of Shares subject to Options granted under this Plan during any calendar year to any one Eligible Person shall not exceed 500,000. The aggregate number of Shares issued or issuable under all Awards granted under this Plan, other than Options, during any calendar year to any one Eligible Person shall not exceed 500,000. Notwithstanding anything to the contrary in this Plan, the foregoing limitations shall be subject to adjustment under Section 10 only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance based compensation" under Code Section 162(m). The foregoing limitations shall not apply to the extent that they are no longer required in order for compensation in connection with grants under this Plan to be treated as "performance-based compensation" under Code Section 162(m). The aggregate number of Shares that may be issued pursuant to the exercise of ISOs granted under this Plan shall not exceed 1,250,000, which number shall be calculated and adjusted pursuant to Section 3.3 and Section 10 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an ISO under Code Section 422.

3.3 Issuance of Shares. For purposes of Section 3.1, the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award and shall not include Shares subject to Awards that have been canceled, expired or forfeited or Shares subject to Awards that have been delivered (either actually or constructively by attestation) to or retained by the Company in payment or satisfaction of the purchase price, exercise price or tax withholding obligation of an Award.

SECTION 4. PERSONS ELIGIBLE UNDER PLAN

Any person, including any director of the Company, who is an employee or prospective employee of the Company or any of its affiliates shall be eligible to be considered for the grant of Awards hereunder (an "Eligible Person"). For purposes of the grant provisions under Section 6.7, an "Eligible Person" shall also include a director of the Company who is not also a salaried employee (a "Nonemployee Director"). Unless provided otherwise by the Committee, the term "employee" shall mean an "employee," as such term is defined in General Instruction A to Form S-8 under the Securities Act of 1933, as amended, (("1933 Act") and a "Participant" is any current or former Eligible Person to whom an Award has been made and any person (including any estate) to whom an Award has been assigned or transferred pursuant to Section 9.1.

SECTION 5. PLAN AWARDS

5.1 Award Types. The Committee, on behalf of the Company, is authorized under this Plan to enter into certain types of arrangements with Eligible Persons and to confer certain benefits on them. The following arrangements or benefits are authorized under this Plan if their terms and conditions are not inconsistent with the provisions of this Plan: Options, Incentive Bonuses and Incentive Stock. Such arrangements and benefits are sometimes referred to herein as "Awards." The authorized types of arrangements and benefits for which Awards may be granted are defined as follows:

(a) *Options:* An Option is a right granted under Section 6 to purchase a number of Shares at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or terms and conditions or other document evidencing the Award (the "Option Document "). Options intended to qualify as Incentive Stock Options ("ISOs") pursuant to Code Section 422 and Options not intended to qualify as ISOs ("Nonqualified Options") may be granted under Section 6. Options may be granted to Nonemployee Directors only pursuant to Section 6.7.

(b) *Incentive Stock:* Incentive Stock is an award or issuance of Shares made under Section 8, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as are expressed in the agreement or other document evidencing the Award (the "Incentive Stock Document").

(c) *Incentive Bonus:* An Incentive Bonus is a bonus opportunity awarded under Section 7 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria as are specified in the agreement or other document evidencing the Award (the "Incentive Bonus Document").

5.2 Grants of Awards. An Award may consist of one such arrangement or benefit or two or more of them in tandem or in the alternative.

SECTION 6. OPTIONS

The Committee may grant an Option or provide for the grant of an Option, either from time to time in the discretion of the Committee or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition within the control of the recipient of the Award or within the control of others.

6.1 Option Document. Each Option Document shall contain provisions regarding (a) the number of Shares that may be issued upon exercise of the Option, (b) the purchase price of the Shares and the means of payment for the Shares, (c) the term of the Option, (d) such terms and conditions on the vesting and/or exercisability of an Option as may be determined from time to time by the Committee, (e) restrictions on the transfer of the Option and forfeiture provisions and (f) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Committee. Option Documents evidencing ISOs shall contain such terms and conditions as may be necessary to qualify, to the extent determined desirable by the Committee, with the applicable provisions of Section 422 of the Code.

6.2 Option Price. The purchase price per share of the Shares subject to each Option granted under this Plan shall be determined by the Committee, except that if an Option is intended to qualify as an ISO or as qualifying performance based compensation under Section 162(m), the exercise price shall be equal or exceed 100% of the fair market value of a Share on the date the Option is granted.

6.3 Option Term. The "Term" of each Option granted under this Plan, including any ISOs, shall not exceed 10 years from the date of its grant, unless the Committee provides for a lesser term.

6.4 Option Vesting. Options granted under this Plan shall be exercisable at such time and in such installments during the period prior to the expiration of the Option's Term as determined by the Committee. The Committee shall have the right to make the timing of the ability to exercise any Option granted under this Plan subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Committee. At any time after the grant of an Option the Committee may reduce or eliminate any restrictions surrounding any Participant's right to exercise all or part of the Option, except that no Option other than Nonemployee Director Options shall first become exercisable within one (1) year from its date of grant, other than upon death or disability of the Eligible Person or upon a Corporate Transaction (as set forth in Section 11.1 hereof).

6.5 Termination of Employment or Service. Subject to Section 11, upon a termination of employment by an Eligible Person prior to the full exercise of an Option, the unexercised portion of the Option shall be subject to such procedures as the Committee may establish, except that all Options held by Nonemployee Directors as of the date of cessation of service as a director may be exercised in accordance with their terms by the Non-Employee Director or his heirs or legal representatives until the earlier or two years after such termination and the expiration of the applicable Option term.

6.6 Payment of Exercise Price. The exercise price of an Option shall be paid in the form of one of more of the following, as the Committee shall specify, either through the terms of the Option Document or at the time of exercise of an Option: (a) cash or certified or cashiers' check, (b) shares of the Company's Class A Common Stock owned by the Option holder, (c) other property deemed acceptable by the Committee, (d) a reduction in the number of Shares or other property otherwise issuable pursuant to such Option, (e) payment under an arrangement with a broker selected or approved by the Company where payment is made pursuant to an irrevocable commitment by the broker to deliver to the Company proceeds from the sale of the Shares issuable upon exercise of the Option, or (f) any combination of (a) through (d).

6.7 Non-Employee Director Options. Each fiscal year, each Nonemployee Director shall automatically be granted a Nonqualified Option (a "Nonemployee Director Option") not more than 4,000 Shares, provided that for the year in which a Nonemployee Director first joins the Board, in lieu of the foregoing, he or she shall automatically be granted a Nonemployee Director Option to purchase not more than 7,000 Shares. If, on any date upon which Nonemployee Director Options are to be granted pursuant to this Section 6.7, the number of Shares remaining available for options under this Plan is insufficient for the grant to each Nonemployee Director of a Nonemployee Director Option to purchase the entire number of Shares specified in this Section 6.7, then a Nonemployee Director Option to purchase a proportionate amount of such available number of Shares (rounded to the nearest whole share) shall be granted to each Nonemployee Director on such date. Any Nonemployee Director Option granted to a Nonemployee Director in any fiscal year pursuant to the Company's Non-Employee Director Stock Option Plan originally adopted in 1994 shall be deemed to satisfy the provisions of this Section 6.7 for purposes of computing the number of Nonemployee Director Options granted to a Non-Employee Director during any one fiscal year.

SECTION 7. INCENTIVE BONUSES

Each Incentive Bonus Award will confer upon the Employee the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year.

7.1 Incentive Bonus Document. Each Incentive Bonus Document shall contain provisions regarding (a) the target and maximum amount payable to the Participant as an Incentive Bonus, (b) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (c) the term of the performance period as to which performance shall be measured for determining the amount of any payment, which term shall not be less than one year, (d) the timing of any payment earned by virtue of performance, (e) restrictions on the alienation or transfer of the Incentive Bonus prior to actual payment, (f) forfeiture provisions and (g) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Committee. The maximum amount payable as an Incentive Bonus may be a multiple of the target amount payable, but the maximum amount payable pursuant to that portion of an Incentive Bonus Award granted under this Plan for any fiscal year to any Eligible Person that is intended to satisfy the requirements for "performance based compensation" under Code Section 162(m) shall not exceed $500,000.

7.2 Performance Criteria. The Committee shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an Incentive Bonus Award, which criteria may be based on financial performance and/or personal performance evaluations. The Committee may specify the percentage of the target Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Code Section 162(m). Notwithstanding anything to the contrary herein, the performance criteria for any portion of an Incentive Bonus that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Code Section 162(m) shall be a measure based on one or more Qualifying Performance Criteria (as defined in Section 9.2) selected by the Committee and specified at the time the Incentive Bonus Award is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment of any Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Code Section 162(m).

7.3 Timing and Form of Payment. The Committee shall determine the timing of payment of any Incentive Bonus. The Committee may provide for or, subject to such terms and conditions as the Committee may specify, may permit a Participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event. An Incentive Bonus may be payable in Shares or in cash or other property. Any Incentive Bonus that is paid in cash or other property shall not affect the number of Shares otherwise available for issuance under this Plan.

7.4 Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, to the extent the Committee provides in the Incentive Bonus Document, the amount paid under an Incentive Bonus Award on account of either financial performance or personal performance evaluations may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

SECTION 8. INCENTIVE STOCK

Incentive Stock is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Committee deems appropriate.

8.1 Incentive Stock Document. Each Incentive Stock Document shall contain provisions regarding (a) the number of Shares subject to such Award or a formula for determining such, (b) the purchase price of the Shares, if any, and the means of payment for the Shares, (c) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable and/or vested, (d) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares as may be determined from time to time by the Committee, (e) restrictions on the transferability of the Shares and (f) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Committee.

8.2 Sale Price. Subject to the requirements of applicable law, the Committee shall determine the price, if any, at which Shares of Incentive Stock shall be sold or awarded to an Eligible Person, which may vary from time to time and among Eligible Persons and which may be below the fair market value of such Shares at the date of grant or issuance.

8.3 Share Vesting. The grant, issuance, retention and/or vesting of Shares of Incentive Stock shall be at such time and in such installments as determined by the Committee or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain and/or vesting of Shares of Incentive Stock subject to continued employment, passage of time and/or such performance criteria and level of achievement versus these criteria as deemed appropriate by the Committee, which criteria may be based on financial performance and/or personal performance evaluations, except that no such condition that is based upon continued employment or the passage of time shall provide for full vesting of an Award in less than three (3) years from the date the Award is made, other than upon the death or disability of the Eligible Person, upon a Corporate Transaction (as set forth in Section 11.1 hereof) or upon the Committee specifically providing for a shorter vesting period. Notwithstanding anything to the contrary herein, the performance criteria for any Incentive Stock that is intended to satisfy the requirements for "performance-based compensation" under Code Section 162(m) shall be a measure based on one or more Qualifying Performance Criteria (as defined in Section 9.2) selected by the Committee and specified at the time the Incentive Stock Award is granted.

8.4 Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, to the extent provided at the time of grant, the number of Shares granted, issued, retainable and/or vested under an Incentive Stock Award on account of either financial performance or personal performance evaluations may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

8.5 Termination of Employment. Subject to Section 11, upon a termination of employment by an Eligible Person prior to the vesting of or the lapsing of restrictions on Incentive Stock, the Incentive Stock Awards granted to such Eligible Person shall be subject to such procedures as determined by the Committee.

SECTION 9. OTHER PROVISIONS APPLICABLE TO AWARDS

9.1 Transferability. Unless the agreement or other document evidencing an Award (or an amendment thereto authorized by the Committee) expressly states that the Award is transferable as provided hereunder, no Award granted under this Plan, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner prior to the vesting or lapse of any and all restrictions applicable thereto, other than by will or the laws of descent and distribution. The Committee may grant an Award or amend an outstanding Award to provide that the Award is transferable or assignable (a) in the case of a transfer without the payment of any consideration, to any "family member" as such term is defined in Section 1(a)(5) of the General Instructions to Form S-8 under the 1933 Act, as such may be amended from time to time, and (b) in any transfer described in clause (ii) of Section 1 (a)(5) of the General Instructions to Form S-8 under the 1933 Act as amended from time to time, provided that following any such transfer or assignment the Award will remain subject to substantially the same terms applicable to the Award while held by the Participant, as modified as the Committee shall determine appropriate, and as a condition to such transfer the transferee shall execute an agreement agreeing to be bound by such terms.

9.2 Qualifying Performance Criteria. For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Award: (a) cash flow, (b) earnings per share, (c) earnings before interest, taxes and amortization, (d) return on equity, (e) total stockholder return, (f) share price performance, (g) return on capital, (h) return on assets or net assets, (i) revenue, (j) income or net income, (k) operating income or net operating income, (l) operating profit or net operating profit, (m) operating margin or profit margin, (n) return on operating revenue, (o) market share, (p) overhead or other expense reduction and (q) such other performance criteria as the Committee shall determine under the circumstances. The Committee shall appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year.

9.3 Dividends. Unless otherwise provided by the Committee, no adjustment shall be made in Shares issuable under Awards on account of cash dividends that may be paid or other rights that may be issued to the holders of Shares prior to their issuance under any Award. The Committee shall specify whether dividends or dividend equivalent amounts shall be paid to any Participant with respect to the Shares subject to any Award that have not vested or been issued or that are subject to any restrictions or conditions on the record date for dividends.

9.4 Documents Evidencing Awards. The Committee shall, subject to applicable law, determine the date an Award is deemed to be granted, which for purposes of this Plan shall not be affected by the fact that an Award is contingent on subsequent stockholder approval of this Plan. The Committee or, except to the extent prohibited under applicable law, its delegate(s) may establish the terms of agreements or other documents evidencing Awards under this Plan and may, but need not, require as a condition to any such agreement's or document's effectiveness that such agreement or document be executed by the Participant and that such Participant agree to such further terms and conditions as specified in such agreement or document. The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in this Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the agreement or other document evidencing such Award.

9.5 Tandem Stock or Cash Rights. Either at the time an Award is granted or by subsequent action, the Committee may, but need not, provide that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Shares, cash or a combination thereof, the amount of which is determined by reference to the value of the Award.

9.6 Financing. The Committee may in its discretion provide financing to a Participant in a principal amount sufficient to pay the purchase price of any Award and/or to pay the amount of taxes required by law to be withheld with respect to any Award. Any such loan shall be subject to all applicable legal requirements and restrictions pertinent thereto, including Regulation G promulgated by the Federal Reserve Board. The grant of an Award shall in no way obligate the Company or the Committee to provide any financing whatsoever in connection therewith.

9.7 Additional Restrictions on Awards. Either at the time an Award is granted or by subsequent action, the Committee may, but need not, impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any Shares issued under an Award, including without limitation (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by Participants, and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

SECTION 10. CHANGES IN CAPITAL STRUCTURE

10.1 Corporate Actions Unimpaired. The existence of outstanding Awards (including any Options) shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, exchanges, or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issuance of Shares or other securities or subscription rights thereto, or any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares or other securities of the Company or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. Further, except as expressly provided herein or by the Committee, (a) the issuance by the Company of shares of stock of any class of securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefore, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, (b) the payment of a dividend in property other than Shares, or (c) the occurrence of any similar transaction, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to Options or other Awards theretofore granted or the purchase price per Share,

unless the Committee shall determine in its sole discretion that an adjustment is necessary to provide equitable treatment to a Participant.

10.2 Adjustments Upon Certain Events. If the outstanding Shares or other securities of the Company, or both, for which the Award is then exercisable or as to which the Award is to be settled shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination of shares, recapitalization, or reorganization, the Committee may, but need not, appropriately and equitably adjust the number and kind of Shares or other securities which are subject to the Plan or subject to any Awards theretofore granted, and the exercise or settlement prices of such Awards, so as to maintain the proportionate number of Shares or other securities without changing the aggregate exercise or settlement price, provided, however, that such adjustment shall be made so as to not affect the status of any Award intended to qualify as an ISO or as "performance based compensation" under Section 162(m) of the Code.

SECTION 11. CORPORATE TRANSACTIONS

11.1 Assumption or Replacement of awards by Successor. In the event of (a) a dissolution or liquidation of the Company, (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is not substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan as assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants), (c) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the acquisition, sale or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor corporation (if any) refuses to assume or substitute Awards, as provided above, pursuant to a transaction described in this Subsection 11.1, such Awards (in the case of Options, to the extent not exercised prior to the date of such transaction and in the case of all other Awards, to the extent not fully vested and free from any restriction prior to the date of such transaction) will expire on such transaction at such time and on such conditions as the Committee determines. Notwithstanding anything in this Plan to the contrary, the Committee may, in its sole discretion, but need not, provide in the terms of an Award for alternative treatment in connection with a transaction described in this Section 11 and/or provide that the vesting of any or all Awards granted pursuant to this Plan will accelerate in connection with a transaction described in this Section 11.

11.2 Other Treatment of Awards. Subject to any greater rights granted to Participants under the foregoing provisions of this Section 11, in the event of the occurrence of any transaction described in Section 11.1, any outstanding Awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

11.3 Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of Shares issuable upon exercise of any such option will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted exercise price.

SECTION 12. TAXES

12.1 Withholding Requirements. The Committee may make such provisions or impose such conditions as it may deem appropriate for the withholding or payment by a Participant of any taxes that the Committee determines are required in connection with any Award granted under this Plan, and a Participant's rights in any Award are subject to satisfaction of such conditions.

12.2 Payment of Withholding Taxes. Notwithstanding the terms of Section 12.1, the Committee may provide in the agreement or other document evidencing an Award or otherwise that all or any portion of the taxes required to be withheld by the Company or, if permitted by the Committee, desired to be paid by the Participant, in connection with the exercise, vesting, settlement or transfer of any other Award shall be paid or, at the election of the Participant, may be paid by the Company by withholding shares of the Company's capital stock otherwise issuable or subject to such Award, or by the Participant delivering previously owned shares of the Company's capital stock, in each case having a fair market value equal to the amount required or elected to be withheld or paid, or by a broker selected or approved by the Company paying such amount pursuant to an irrevocable commitment by the broker to deliver to the Company proceeds from the sale of the Shares issuable under the Award. Any such election is subject to such conditions or procedures as may be established by the Committee and may be subject to approval by the Committee.

SECTION 13. AMENDMENTS OR TERMINATION

The Board may amend, alter or discontinue this Plan or any agreement or other document evidencing an Award made under this Plan but, except as provided pursuant to the anti-dilution adjustment provisions of Section 10. and the provisions of Section 11, no such amendment shall, without the approval of the stockholders of the Company materially increase the maximum number of Shares for which Awards may be granted under this Plan or change the class of persons eligible to be Eligible Employees or Participants in any material respect.

The Board may amend, alter or discontinue the Plan or any agreement evidencing an Award made under the Plan, but no amendment or alteration shall be made which would impair the rights of any Award holder, without such holder's consent, under any Award theretofore granted, provided that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Corporate Transaction (as defined, if applicable, in the agreement evidencing such Award) that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of any accounting standard.

SECTION 14. COMPLIANCE WITH OTHER LAWS AND REGULATIONS.

This Plan, the grant and exercise of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable federal, state and foreign laws, rules and regulations and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such Shares under any federal, state or foreign law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. This Plan is intended to constitute an unfunded arrangement for a select group of management or other key employees, directors and consultants.

No Option shall be exercisable unless a registration statement with respect to the Option is effective or the Company has determined that such registration is unnecessary. Unless the Awards and Shares covered by this Plan have been registered under the 1933 Act or the Company has determined that such registration is unnecessary, each person receiving an Award and/or Shares pursuant to any Award may be required by the Company to give a representation in writing that such person is acquiring such Shares for his or her own account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof.

SECTION 15. OPTION GRANTS BY SUBSIDIARIES

In the case of a grant of an Option to any eligible Employee employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by the Company issuing any subject shares to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the shares to the optionholder in accordance with the terms of the Option specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Option may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.

SECTION 16. NO RIGHT TO COMPANY EMPLOYMENT

Nothing in this Plan or as a result of any Award granted pursuant to this Plan shall confer on any individual any right to continue in the employ of the Company or interfere in any way with the right of the Company to terminate an individual's employment at any time. The agreements or other documents evidencing Awards may contain such provisions as the Committee may approve with reference to the effect of approved leaves of absence.

SECTION 17. LIABILITY OF COMPANY

The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, an Eligible Person or other persons as to:

(a) The Non-Issuance of Shares. The non-issuance or sale of shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b) Tax Consequences. Any tax consequence expected, but not realized, by any Participant, Eligible Person or other person due to the receipt, exercise or settlement of any Option or other Award granted hereunder.

SECTION 18. EFFECTIVENESS AND EXPIRATION OF PLAN

This Plan shall be effective on the date the Company's stockholders adopt this Plan. All Awards granted under this Plan are subject to, and may not be exercised before, the approval of this Plan by the stockholders prior to the first anniversary date of the effective date of this Plan, by the affirmative vote of the holders of a majority of the outstanding shares of the Company present, or represented by proxy, and entitled to vote, at a meeting of the Company's stockholders or by written consent in accordance with the laws of the State of Delaware; *provided* that if such approval by the stockholders of the Company is not forthcoming, all Awards previously granted under this Plan shall be void. No Awards shall be granted pursuant to this Plan more than 10 years after the effective date of this Plan.

SECTION 19. NON-EXCLUSIVITY OF PLAN

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

SECTION 20. GOVERNING LAW

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware and applicable federal law. The Committee may provide that any dispute as to any Award shall be presented and determined in such forum as the Committee may specify, including through binding arbitration. Any reference in this Plan or in the agreement or other document evidencing any Award to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

THE FINISH LINE, INC.
CLASS A COMMON STOCK
Proxy for Annual Meeting of Stockholders, July 18, 2002
This Proxy is solicited on behalf of the board of directors for the
Annual Meeting of Stockholders to be held on July 18, 2002 at 9:00 a.m.
at the Company's Corporate offices located at
3308 N. Mitthoeffer Road, Indianapolis, IN 46235

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and the accompanying Proxy Statement for the 2002 Annual Meeting and, revoking all prior Proxies, appoints Alan H. Cohen and Steven J. Schneider, and each of them, with full power of substitution in each, the Proxies of the undersigned to represent the undersigned and vote all shares of Class A Common Stock of the undersigned in The Finish Line, Inc., at the Annual Meeting of Stockholders to be held on July 18, 2002, and any adjournments or postponements thereof upon the following matters and in the manner designated on the reverse side of this proxy card.

(CONTINUED ON OTHER SIDE)

**Please date, sign and mail your
proxy card back as soon as possible!**

**Annual Meeting of Stockholders
THE FINISH LINE, INC.**

July 18, 2002

Please Detach and Mail in the Envelope Provided

A ☒ **Please mark your
votes as in this
example**

| | **FOR all nominees
listed at right
(except as marked
to the contrary below)** | **WITHHOLD
AUTHORITY
to vote for all
nominees listed** | | | | FOR | AGAINST | ABSTAIN |
|---|---|---|---|---|---|---|---|---|
| 1. Election of
Directors. | ☐ | ☐ | **Nominees:** | Alan H. Cohen
David I. Klapper
Jonathan K. Layne
Larry J. Sablosky
Jeffrey H.Smulyan
Stephen Goldsmith
Bill Kirkendall | 2. To approve and adopt 2002
Stock Incentive Plan of The
Finish Line, Inc. | ☐ | ☐ | ☐ |

(INSTRUCTION: to withhold authority to vote for any individual
nominee, write that nominee's name on the space provided below.)

3. To transact such other business as may properly come before the
meeting or any adjournments or postponements thereof and as to
which the undersigned hereby confers discretionary authority.

_____

**THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE
VOTED IN THE MANNER DIRECTED HEREIN BY THE
UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS
MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION
AS DIRECTORS OF THE NOMINEES NAMED IN THE PROXY
STATEMENT, FOR THE APPROVAL AND ADOPTION OF THE
2002 STOCK INCENTIVE PLAN, AND ACCORDING TO THE
JUDGEMENT OF THE PROXIES WITH RESPECT TO
PROPOSAL 3.**

PLEASE MARK, SIGN, DATE AND MAIL THIS CARD PROMPTLY
IN THE ENCLOSED ENVELOPE.

SIGNATURE(S) _____   _____   Dated: _____ , 2002

SIGNATURE (IF HELD JOINTLY)

NOTE: Please sign as name(s) appears. Executors, administrators, guardians, officers of corporations, and others signing in a fiduciary
capacity should state their full title as such.